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                                                                     EX99.9(A)12

                                 PRESS RELEASE

              FIRST COMMONWEALTH FINANCIAL CORPORATION ANNOUNCES
            OFFER TO REPURCHASE UP TO 2,000,000 OF ITS COMMON STOCK

Contact:  John Dolan
          Chief Financial Officer
          First Commonwealth Financial Corporation
          (724) 349-7220

     INDIANA, PENNSYLVANIA, AUGUST 31 1999. First Commonwealth Financial Corporation (New York Stock Exchange: FCF) commenced a "Modified Dutch Auction" self-tender offer on August 31, 1999 for up to 2,000,000 shares of its Common Stock, or approximately 6.5 percent of its outstanding shares of Common Stock.

     The tender offer will allow shareholders to specify prices at which they are willing to tender their shares at a price not less than $23.00 and not in excess of $26.00 per share. After receiving tenders, the Company will determine a single per share price that will allow it to buy up to 2,000,000 shares of Common Stock. All shares purchased will be purchased at the Company-selected price for cash, net to the seller, without interest thereon, even if tendered at a lower price. If more than 2,000,000 shares are tendered at or below the Company-selected price, tendering shareholders owning fewer than 100 shares, with certain exceptions, will have their shares purchased without proration. Other shares will be purchased pro rata. The offer is not conditioned on a minimum number of shares being tendered. The offer is, however, subject to other conditions as described in the Offer to Purchase.

     The tender offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Wednesday, September 29, 1999, unless extended.

     Keefe, Bruyette & Woods, Inc. will act as dealer manager and information agent for the tender offer. The Bank of New York will serve as the depositary.

     Each shareholder is urged to consult his or her tax advisor as to the particular tax consequences of the tender offer to such shareholder. The full details of the tender offer, including complete instructions on tendering procedures along with the transmittal forms and other data is being mailed to shareholders commencing August 31, 1999.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of First Commonwealth Financial Corporation Common Stock. The offer is made solely by the Offer to Purchase, dated August 31, 1999, and the related Letter of Transmittal.